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Santos

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

03 FEB 20   7:21

SUPPL

Date: Thu 20 Feb 2003 02:01:55 AM EST

    To:
    :

From: SANTOS LTD
    : SANTOS HOUSE
    : 91 KING WILLIAM STREET
    : ADELAIDE SA 5000

Subject:
    :   :
    :   :
    :   :

Number of pages (incl. cover sheet): 2

03007433

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

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*Please help us keep our records up-to-date by faxing advice of any changes to
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Santos Limited - Weekly Drilling Report
ABN 80 007 550 923



Week Ending 20th February 2003

Wildcat Exploration Wells

Hunt 1

Type	Gas Exploration
Location	Texas, USA.
	Geronimo Prospect, Patricio County
Status at 0600hrs 19/02/03 (Houston Time)	Pulling out of hole on cleanout trip. The current depth is 1879m with 1833m progress for the week.
Planned Total Depth	4200m
Interest	Santos Group WI 100%
Operator	Santos Group

Bosavi 1

Type	Oil Exploration	
Location	PPL 206, Papuan Basin, PNG.	
	60km W of the Gobe oil field & 20kms S of the Hedinia oil and gas field.	
Status at 0600hrs 20/02/03	Preparing to run wireline logs. The current depth is 1501m with 253m progress for the week.	
Planned Total Depth	2200m	
Interest	Santos Group	48%
	Horizon Oil NL Group*	48%
	Niugini Energy	2%
	Garnet PNG Corp	2%
	* Horizon Oil NL has farmed out 28% of their interest to Oil Search (23%) and to Gedd PNG Ltd (5%). After the farmout Horizon Oil will have a 20% interest.	
Operator	Santos Group	

Scallop 1

Type	Gas Exploration	
Location	Victoria, Gippsland Basin	
	VIC/RL2, 4.3km SSW of Kipper 1, 3.1km SE of Pilchard 1, and some 120km E of Sale.	
Status at 0500hrs 20/02/03(EST)	Drilling ahead. The current depth is 3015m with 524m progress for the week.	
Planned Total Depth	3126m	
Interest	Esso Australia Resources Pty Ltd	25%
	BHP Billiton Petroleum Pty Ltd	25%
	Santos Group	20%
	Woodside Group	30%
Operator	Esso Australia Resources Pty Ltd	

Enquiries:

Mark Kozned	Kathryn Mitchell
Investor Relations	Media Relations
Ph: 08 8218 5939	Ph: 08 8218 5260
Mobile: 0407 747 908	Mobile: 0407 979 982
Fax: 08 8218 5131	Fax: 08 8218 5285

During the week ending 20th February, 2003 Santos Limited also participated in 8 development wells.
A complete list of Santos' drilling activity is available from www.santos.com